10411 Motor City Drive, Suite 650
                                                                                                     Bethesda, MD 20817
T: 301.767.2810
F: 301.767.2811
www.technestholdings.com

VIA EDGAR AND FACSIMILE

May 28, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3030
Washington D.C. 20549
Attention: Lynn Dicker
   David Burton

Re:	Technest Holdings, Inc. Form 10-KSB for fiscal year ended June 30, 2008 Filed October 2, 2008 Form 10-Q for the quarter ended December 31, 2008 File No. 0-27023

Ladies and Gentlemen:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”, the “SEC” or the “Commission”) set forth in Lynn Dicker’s letter of April 29, 2009 (the “Comment Letter”) regarding the above-referenced Annual Report and Quarterly Report, we are submitting, on behalf of Technest Holdings, Inc. (“Technest” or the “Company”), the information set forth below in response to the Staff’s Comment Letter.  To assist you in your review, we have included the text of the comments in italics before Technest’s response.

U.S. Securities and Exchange Commission
May 28, 2009

Form 10-KSB for the fiscal year ended June 30, 2008

Item 6. Management’s Discussion and Analysis, page 9

Liquidity and Capital Resources, page 12

COMMENT

1.
Please discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change.  Refer to Item 303(a) of Regulation S-K and Release 33-8350.

 RESPONSE

On June 30, 2008, Technest had a positive working capital balance of $19,573,408. Net cash used in operating activities for the year ended June 30, 2008 was $1,505,637. The net cash used in operating activities was substantially derived from working capital components from discontinued activities related to the sale of EOIR Technologies and are not representative of cash flows from ongoing operations.  During the year ending June 30, 2008 (excluding our discontinued operation), our primary source of operating cash flows were payments from our customers.  The timing of such payments is based on the amount and timing of work performed by us or the number of units delivered.  Our primary ongoing uses of operating cash relate to payments to subcontractors and vendors, salaries and related expenses and professional fees.  The timing of such payments is generally even throughout the year.  Our vendors and subcontractors generally provide us with normal trade payment terms.

We have discussed the material changes in the underlying drivers of our working capital in our quarterly report on Form 10-Q for the period ended March 31, 2009 and will continue or expand such discussions in all future filings.

Item 7. Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-9

-Revenue Recognition, page F-12

COMMENT

2.
In reference to firm fixed price contracts described in the third paragraph, please expand your disclosure in future filings to identify types of contract payment milestones, and explain how they relate to substantive performance and revenue recognition events.

U.S. Securities and Exchange Commission
May 28, 2009

RESPONSE

Currently payments under all firm fixed priced contracts for Technest are due when delivery of the underlying products has occurred.  We will incorporate this expanded disclosure in future filings.

-Goodwill and Impairment, page F-13

COMMENT

3.
Please revise this note in future filings to disclose in greater detail how you evaluate your goodwill for impairment. In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:

•	Discuss the two-step impairment testing that you perform pursuant to paragraphs 19-22 of SFAS 142.

•
Disclose each of the valuation methodologies used to value goodwill. If more than one valuation methodology is used, please also disclose how each method differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for that weighting.

•	Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

RESPONSE

In response to the Staff’s comment, we intend to make the following, or similar, disclosures in future filings in our Goodwill and Impairment accounting policy footnote:

Goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in business combinations. SFAS No. 142 requires us to test goodwill for impairment at least annually at the reporting unit level in lieu of being amortized. SFAS No. 142 requires a two-step impairment test for goodwill and intangible assets with indefinite lives. The first step is to compare the carrying amount of the reporting unit's net assets to the fair value of the reporting unit. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying amount exceeds the fair value, then the second step is required to be completed, which involves allocating the fair value of the reporting unit to each asset and liability, with the excess being implied goodwill. An impairment loss occurs if the amount of the recorded goodwill exceeds the implied goodwill.

U.S. Securities and Exchange Commission
May 28, 2009

To estimate the fair value of our reporting unit, the Company utilizes a discounted cash flow model. Other valuation methods, such as a comparable company analysis, are used to corroborate the discounted cash flow analysis performed at the reporting unit.  In estimating fair value, management relies on and considers a number of factors, including but not limited to, future revenue growth by product/service line, operating profit margins, overhead expenses, perpetual growth rates, weighted-average cost of capital, and market data and analysis, including market capitalization.

During the year ended June 30, 2008 and subsequent to year-end, the Company's stock price and its market capitalization continued to be volatile due to the limited trading volume in the stock, the current economic environment and overall volatility in the stock market, especially for micro capitalization stocks.  At June 30, 2008, the Company's market capitalization was less than its book value. As described above, the Company utilizes a discounted cash flow as its principal valuation method, but also considers market transactions and market capitalization in its evaluation of recoverability of goodwill. The Company considered and evaluated the fluctuation in market capitalization as well as the other factors described above, and concluded that its goodwill balance of approximately $4.9 million at June 30, 2008 continues to be recoverable. We will continue to monitor the need to test our intangibles for impairment as required by SFAS No. 142, including considering the uncertainty surrounding the current economic environment, changes in estimates of future cash flows, volatility in the stock market, as well as in the Company's own stock price in assessing goodwill recoverability.

Also in response to the Staff’s comment, we intend to make the following, or similar, disclosures in future filings in our Critical Accounting Policy disclosure related to the impairment of goodwill:

Goodwill consists of the excess of the purchase price over the fair value of tangible and identifiable intangible net assets acquired in business combinations. SFAS No. 142 requires us to test goodwill for impairment at least annually at the reporting unit level in lieu of being amortized. SFAS No. 142 requires a two-step impairment test for goodwill and intangible assets with indefinite lives. The first step is to compare the carrying amount of the reporting unit's net assets to the fair value of the reporting unit. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying amount exceeds the fair value, then the second step is required to be completed, which involves allocating the fair value of the reporting unit to each asset and liability, with the excess being implied goodwill. An impairment loss occurs if the amount of the recorded goodwill exceeds the implied goodwill.

To estimate the fair value of our reporting unit, the Company utilizes a discounted cash flow model. Other valuation methods, such as a comparable company analysis are used to corroborate the discounted cash flow analysis performed at the reporting unit.  In estimating fair value, significant estimates include, but not limited to, future revenue growth by product/service line, operating profit margins, perpetual growth rates, weighted-average cost of capital, and market data and analysis, including market capitalization.

The Company estimated a growth rate for its government contract business based on historical growth rates, current contract backlog and anticipated future contracts.  As this work generally has low operating profit margins, the Company’s fair value estimate is not sensitive to changes in the estimated growth rate of the government contract business.  To estimate the growth in the Company’s 3D SketchArtist product, the Company prepared a bottom up revenue forecast including estimates of the number of customers acquired, quantities purchased per customer and sales price per unit.  The Company’s revenue forecast assumes three years of customer acquisitions with the number of customers remaining level after that.  Sales price per unit is forecast to decline slightly each year as customers require volume discounts and as competitive products emerge.  If the Company’s estimate of the number of customers acquired (and therefore quantity of units sold) or selling price per unit is decreased by 50%, the estimated fair value of the reporting unit would still exceed the carrying value of the net assets.

U.S. Securities and Exchange Commission
May 28, 2009

The Company estimated an operating profit margin for its 3D SketchArtist product based on its experience producing the product to date, the costs incurred in that production and expected costs in the future, including engineering salaries and marketing costs.  If the Company’s estimated costs doubled, the estimated fair value of the reporting unit would still exceed the carrying value of the net assets.

The Company estimated a permanent growth rate based on expected long-term growth potential for its products/services, historical growth rates, growth rates for comparable companies and other market data.  If the Company assumed no permanent growth, the estimated fair value of the reporting unit would still exceed the carrying value of the net assets.

The Company estimated the weighted average cost of capital using the Modified Capital Asset Pricing Model (“MCAPM”).  This analysis was first performed in conjunction with the Company’s initial acquisition and purchase price allocation for Genex and has been updated periodically as necessary.  Discount rates derived from the MCAPM ranged from 28% to 32%.  If the Company doubled its assumed weighted average cost of capital, the estimated fair value of the reporting unit would still exceed the carrying value of the net assets.

There have been no significant changes in assumptions or valuation methodologies in the year ended June 30, 2008.

COMMENT

4.
We note your disclosure here that you perform your goodwill impairment testing in your fourth fiscal quarter and that you determined that there was no impairment of your goodwill as of the fourth quarter of 2008. However, we note that your market capitalization has declined significantly since the end of the second quarter of fiscal year 2008 and that your market capitalization has been significantly below the book value of your equity for each of the third and fourth quarters of fiscal year 2008.  Please address the following:

•
Tell us and revise future filings to disclose the results of the first step of your goodwill impairment test. To the extent that you are required to perform the second step of the impairment test, you should disclose that fact.

•
In light of the significant discrepancy between your market capitalization as of June 30, 2008 (approximately $9.2 million) and the book value of your equity as of June 30, 2008 ($24.6 million), please explain to us how you determined that your goodwill was not impaired. In this regard, provide us with a summary of the results of your goodwill impairment evaluation. Please note that we may have further comments upon reviewing your response.

RESPONSE

In response to the Staff’s comment, we intend to make the following, or similar, disclosures in future filings in our Goodwill and Impairment accounting policy footnote:

During the fourth quarter of the year ended June 30, 2008, the Company performed the required annual impairment test.  In the first step of this analysis, the Company concluded that the fair value of the reporting unit exceeded the carrying amount of the reporting unit's net assets.  Therefore, the Company was not required to perform the second step of the impairment analysis as required by SFAS No. 142 and the Company concluded that its goodwill was not impaired.

U.S. Securities and Exchange Commission
May 28, 2009

Assets and liabilities are assigned to the reporting unit if (a) the asset will be employed in or the liability relates to the operations of a reporting unit, and (b) the asset or liability will be considered in determining the fair value of the reporting unit.  At June 30, 2008, the Company has certain assets and liabilities that were not assigned to the reporting unit because they did not meet these criteria.  These assets and liabilities relate to the disposal of EOIR and include the $23 million receivable from the sale of EOIR, restricted cash, certain accrued expenses of approximately $859,000 related to contingent compensation payable upon collection of the EOIR receivable and certain current and deferred taxes related to the sale of EOIR.  The majority of the anticipated proceeds from the collection of the EOIR receivable are expected to be paid out to shareholders in the form of a dividend, used to pay contingent and income taxes related to the sale or be used to acquire additional business or assets.  No significant portion of the proceeds are expected to be used by or made available to the reporting unit.

As requested by the Staff, we have summarized our goodwill impairment test.

First, the Company identified the net assets related to the reporting unit containing the goodwill.

U.S. Securities and Exchange Commission
May 28, 2009

	Genex	Corporate	10-K

Unrestricted cash	$76,761	$-	$76,761
Accounts receivables	600,908	-	600,908
Unbilled receivables	23,888	-	23,888
WIP/Inventory	36,542	-	36,542
Restricted cash	-	237,288	237,288
Other current assets	74,233	-	74,233
Receivable from sale of EOIR	-	23,000,000	23,000,000
PP&E, net	78,413	-	78,413
Intangible assets, net	4,876,038	-	4,876,038
Goodwill	635,111	-	635,111
Other non-current assets	28,525	-	28,525
TOTAL ASSETS	$6,430,419	$23,237,288	$29,667,707

Accounts payable	$379,710	$-	$379,710
Accrued expenses	2,937,365	859,137	3,796,502
Income taxes	-	859,000	859,000
TOTAL LIABILITIES	3,317,075	1,718,137	5,035,212

NET ASSETS	3,113,344	21,519,151	24,632,495

TOTAL LIABILITIES AND NET ASSETS	$6,430,419	$23,237,288	$29,667,707

Next, the Company estimated net cash flows for the next five years as well as the terminal value at the end of the projection period.

					Projected
Projected Net Cash Flow					Terminal
2009	2010	2011	2012	2013	Value

$1,137,000	$1,835,000	$2,695,000	$2,976,000	$3,802,000	$20,900,000

Finally, using a WACC of 30%, the Company estimated the net present value of the projected cash flows to be approximately $9,585,000.  No further adjustments were made to this value and the Company concluded that its estimate of the fair value of the reporting unit was $9,585,000.

The Company then compared the fair value of the reporting unit to the book value of the net assets of the report unit.

U.S. Securities and Exchange Commission
May 28, 2009

Fair value of reporting unit	$9,585,000

Book value of reporting unit	3,113,344

Excess of fair value over book value	$6,471,656

The Company concluded that since the estimated fair value of the reporting unit was in excess of the book value of the net assets, step 1 of the SFAS No. 142 test did not indicate a goodwill impairment.  Therefore, the Company did not perform step 2 of the SFAS No. 142 analysis.

With respect to the significant discrepancy at June 30, 2008 between the Company’s market capitalization and the book value of net assets, as discussed in Management’s Discussion and Analysis under the subheading “Goodwill Impairment Analysis”, the Company determined that the very light trading volume in the Company’s common stock, inefficiencies in investor research of small capitalization companies, the relatively small amount of shares in the public float and general volatility in the markets impacted the Company’s market capitalization.  The Company looked at the historical relationship between its market capitalization and book net assets as follows:

	6/30/2008	3/31/2008	12/31/2007	9/30/2007	6/30/2007

Market capitalization	$9,230,000	$6,360,000	$12,100,000	$10,020,000	$8,270,000
Book net assets (total)	24,632,495	26,450,165	6,413,274	16,793,880	16,107,904
Excess (Deficit)	$(15,402,495)	$(20,090,165)	$5,686,726	$(6,773,880)	$(7,837,904)

We note that our market capitalization has historically been less than the book value of our net assets and that changes in the book value of our net assets have not corresponded to changes in our market capitalization.  Additionally, we determined that over the past year our net assets have been volatile as a result of the EOIR disposal and timing of the resulting gains and losses on disposal.  We also noted that our market capitalization has been volatile but has not changed materially since June 30, 2007.  During this period, we announced our decision to dispose of EOIR (QE 6/30/07), announced a proposed sale of EOIR (QE 9/30/07), closed the sale of EOIR (QE 12/31/07) and recorded the contingent consideration due as a result of the sale of EOIR (QE 3/31/08).  None of these actions had any material, long-term impact on our market capitalization.  The Company intends to continue monitoring the relationship between market capitalization and book net assets and would expect that after the EOIR sale situation is completely resolved the relationship between the two would be stronger and more relevant to our impairment analysis.

U.S. Securities and Exchange Commission
May 28, 2009

COMMENT

5.
With respect to your other intangible assets, please tell us if you determined that impairment testing was required and your basis for that conclusion. We may have further comment upon reviewing your response.

RESPONSE

 Based on our operating loss, the volatility in our stock price and market capitalization and the overall volatility of the economy and markets, we determined that impairment testing was required for our other intangible assets.  Therefore, we projected our cash flows for the next five years consistently with the process used in the goodwill impairment analysis.  However, for purposes of this analysis, only the undiscounted cash flows from our government contracting business were considered directly associated with the customer relationships and contracts intangible asset.  Projected undiscounted cash flows from the 3D SketchArtist and other products were considered directly associated with the patent intangibles.  As a result of these analyses, we concluded that our other intangible assets were not impaired.

Exhibits 31.1 and 31.2

COMMENT

6.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should not include the individual’s title. Please revise the certifications in future filings to present this certification in the exact form as required by Item 601 of Regulation S-K. This comment also applies to the certifications in Forms 10-Q for the quarterly periods ended September 30, 2008 and December 31, 2008.

RESPONSE

We have revised the exhibits in our quarterly report on Form 10-Q for the period ended March 31, 2009 and will do so in future filings.

Form 10-Q for the quarterly period ended December 31, 2008

Note 2. Basis of Presentation

COMMENT

7.
We note that you consolidate the operations of Technest, Inc. because you determined it is a variable interest entity. Please revise future filings to disclose how you initially measured your variable interest. Please refer to paragraph 19 of FIN 46R.

U.S. Securities and Exchange Commission
May 28, 2009

RESPONSE

We have included the following disclosure in our Form 10-Q for the period ended March 31, 2009:

In accordance with Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46R),   Technest, Inc. is considered a variable interest entity (VIE) for which Technest Holdings, Inc. is the primary beneficiary.  Since Technest, Inc. and the Company are under common control, the Company initially measured the assets, liabilities, and non-controlling interests of Technest, Inc. at their carrying amounts.  As Technest, Inc.’s formation coincided with its consolidation with the Company under FIN 46R, Technest, Inc. did not have any material assets, liabilities or non-controlling interests upon initial measurement.  The Company initially measured any assets transferred to Technest, Inc. at the same amounts at which the assets and liabilities would have been measured if they had not been transferred.   No gain or loss was recognized because of such transfers.

____________________________

In accordance with the Comment Letter, the Company is hereby acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
May 28, 2009

Please let us know if you have any further questions of comments. Please contact either Suzette O’Connor or me at (301) 767-2810.

Regards, /s/ Gino M. Pereira Gino M. Pereira Chief Executive Officer Technest Holdings, Inc.

cc:	Nitin V. Kotak
Suzette R. O’Connor
Scott Goodwin